Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

OF BARCLAYS BANK PLC AND ITS SUBSIDIARIES

Certain Definitions

For the purposes of this document:

•	“2017 Financial Statements” means the audited consolidated balance sheet and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement of BBPLC and its subsidiaries as at 31 December 2017, and the results of their operations and their cash flows for the year ended 31 December 2017, in conformity with IFRS, included in the Form 6-K (Film No. 18631855) filed with the U.S. Securities and Exchange Commission on February 22, 2018.

•	“Barclays” means Barclays PLC.

•	“Barclays Group” means Barclays PLC and its consolidated subsidiaries.

•	“Barclays International” means the Barclays International operating segment of BBPLC Group, as determined in accordance with IFRS 8 Operating Segments.

•	“Barclays UK” means the Barclays UK operating segment of BBPLC Group, as determined in accordance with IFRS 8 Operating Segments.

•	“Barclays UK Business” means those subsidiaries, assets, liabilities and businesses comprising Barclays UK.

•	“BBPLC” means Barclays Bank PLC.

•	“BBPLC Group” means BBPLC and its consolidated subsidiaries.

•	“BBUKPLC” means Barclays Bank UK PLC.

•	“BBUKPLC Group” means BBUKPLC and its consolidated subsidiaries.

•	“Court” means the High Court of England & Wales.

•	“Group Service Company” means Barclays Services Limited and its consolidated subsidiaries.

•	“Head Office” means the Head Office operating segment of BBPLC Group, as determined in accordance with IFRS 8 Operating Segments.

•	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

•	“PRA” means the Prudential Regulation Authority.

•	“Proposed Disposal” means the proposed transfer by BBPLC of the Barclays UK Business to BBUKPLC and the subsequent proposed distribution by BBPLC of the equity ownership of BBUKPLC to Barclays.

Background

As a result of regulatory reforms implemented by the UK government, intended to strengthen the UK financial system following the financial crisis that began in 2008, Barclays intends to establish a ring-fenced bank, BBUKPLC, which will be separate from BBPLC, to comply with the terms of the UK ring-fencing regime. The two entities will operate alongside, but independently from, one another as part of the Barclays Group. To establish the ring-fenced bank, the Proposed Disposal is currently expected to take place in April 2018, subject to the PRA’s approval, Court approval and management discretion.

The unaudited pro forma condensed consolidated financial information (the “Pro Forma Financial Information”) set out herein comprises (i) an unaudited pro forma condensed consolidated balance sheet as at 31 December 2017, (ii) an unaudited condensed consolidated income statement for the year ended 31 December 2017 and (iii) explanatory notes, in each case in respect of the BBPLC Group.

The Pro Forma Financial Information is based upon and is consistent with the accounting policies used in the 2017 Financial Statements. The sources of the Pro Forma Financial Information are: (i) the 2017 Financial Statements, (ii) internal management financial information reported for Barclays UK, consistent with the 2017 Financial Statements, and (iii) management adjustments, to adjust for the centrally managed treasury assets, liabilities and equity to be included in the Proposed Disposal.

The Pro Forma Financial Information is presented (in accordance with Regulation S-X) to depict the possible effect of the Proposed Disposal on the audited income statement of the BBPLC Group as if it had occurred on 1 January 2017 and on the audited balance sheet of the BBPLC Group as if it had occurred on 31 December 2017. The Pro Forma Financial Information has been prepared for illustrative purposes only on the basis of estimates and assumptions about which subsidiaries, businesses, assets and liabilities will be transferred. While plans for UK ring-fencing are well progressed, they remain subject to the PRA’s approval, Court approval and management discretion. The Pro Forma Financial Information addresses a hypothetical situation and does not, therefore, represent BBPLC Group’s actual financial position or results, nor is it necessarily indicative of what the BBPLC Group’s actual financial position or results would have been had the Proposed Disposal taken place as of the applicable dates. The actual financial position and results of operations of the BBPLC Group may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

It is not certain whether the Proposed Disposal will be effected at the values used to prepare the Pro Forma Financial Information, or at all. No person should place undue reliance on the Pro Forma Financial Information in connection with making an investment decision or for any other purpose and should be aware that changes to the Proposed Disposal (including, without limitation, to the subsidiaries, businesses, assets and liabilities to be transferred or retained, the eventual manner in which such subsidiaries, businesses, assets and liabilities are proposed to be transferred and to the timing pursuant to which they are proposed to be transferred) may be made if required, or determined by BBPLC (in its absolute discretion), a regulator or the Court, to be desirable for commercial or other reasons. Accordingly, nothing in the Pro Forma Financial Information should be taken as (or is) a representation that any of the subsidiaries, businesses, assets and liabilities referred to will be transferred or retained, whether in a manner consistent with the figures contained in this Pro Forma Financial Information, in accordance with the timing set out above, or at all. For the avoidance of doubt, the Pro Forma Financial Information has been prepared and circulated solely to comply with Article 11 of Regulation S-X and does not constitute an offer to any person.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As at 31 December 2017

£m	BBPLC Group (1)	Pro Forma Adjustments (2)	Pro Forma Total (3)	Explanatory Notes
Assets
Cash, balances at central banks and financial investments	229,999	(40,426)	189,573	2(c)(i)
Reverse repurchase agreements, similar secured lending and trading portfolio assets	126,301	1,937	128,238	2(c)(i)
Financial assets designated at fair value	116,282	(7,193)	109,089
Derivative financial instruments	237,987	7,794	245,781	2(c)(ii)
Loans and advances	401,762	(187,962)	213,800	2 (b)(i)
Goodwill and intangible assets	4,885	(3,538)	1,347
Other assets	12,127	(2,086)	10,041
Total assets	1,129,343	(231,474)	897,869

Liabilities
Deposits from banks and customer accounts	467,332	(186,604)	280,728	2(c)(ii)
Repurchase agreements and other similar secured borrowing	40,338	(8,600)	31,738	2 (b)(ii)
Trading portfolio liabilities	37,352	(2,425)	34,927
Financial liabilities designated at fair value	173,718		173,718
Derivative financial instruments	238,345	1,566	239,911	2(c)(ii)
Debt securities in issue and subordinated liabilities	93,579	(15,507)	78,072	2 (b)(ii)
Other liabilities	12,945	(4,017)	8,928
Total liabilities	1,063,609	(215,587)	848,022

Total equity	65,734	(15,887)	49,847	2 (b)(iii)

Total liabilities and equity	1,129,343	(231,474)	897,869

Notes:

(1)	This financial information for the BBPLC Group has been extracted from the 2017 Financial Statements.
(2)	This column represents adjustments to the estimated value of the assets, liabilities and equity as at 31 December 2017 which are expected to reflect the BBPLC Group post the Proposed Disposal. Unless otherwise referenced in the explanatory notes, the Proposed Disposal relates to Barclays UK. See “Explanatory Notes to Unaudited Pro Forma Financial information” below for further information.
(3)	This represents the estimated value of the retained assets, liabilities and equity of the BBPLC Group as at 31 December 2017 assuming the Proposed Disposal had occurred on 31 December 2017.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Year Ended 31 December 2017

£m	BBPLC Group (1)	Pro Forma Adjustments (2)	Pro Forma Total (3)	Explanatory Notes
Continuing operations
Net interest income	9,748	(5,753)	3,995	2(b)(iv)
Net fee and commission income	6,874	(1,176)	5,698
Net trading income	3,387	9	3,396
Net investment income	859	(160)	699
Other income	69	(7)	62

Total income	20,937	(7,087)	13,850
Credit impairment charges and other provisions	(2,336)	783	(1,553)

Net operating income	18,601	(6,304)	12,297

Staff costs	(6,445)	2,052	(4,393)
Administration and general expenses	(9,244)	2,959	(6,285)

Operating expenses	(15,689)	5,011	(10,678)

Profit on disposal of undertakings and share of results of associates and joint ventures	254	5	259

Profit before tax	3,166	(1,288)	1,878
Tax	(2,125)	566	(1,559)

Profit after tax in respect of continuing operations	1,041	(722)	319
Loss after tax in respect of discontinued operations	(2,195)		(2,195)

Loss after tax	(1,154)	(722)	(1,876)

Notes:

(1)	This financial information for BBPLC Group has been extracted from the 2017 Financial Statements.
(2)	This column represents adjustments to the income and expenses for the year ended 31 December 2017 which are expected to reflect the BBPLC Group post the Proposed Disposal. Unless otherwise referenced in the explanatory notes, the Proposed Disposal relates to Barclays UK. See “Explanatory Notes to Unaudited Pro Forma Financial information” below for further information.
(3)	This represents the income and expenses for the BBPLC Group for the year ended 31 December 2017 assuming the Proposed Disposal had occurred on 1 January 2017.

EXPLANATORY NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1)	Businesses to be transferred as part of the Proposed Disposal

The businesses to be transferred are those businesses that currently comprise the Barclays UK Business (together with certain related treasury operations as further described under item (2)(b)). Barclays expects those businesses that currently comprise Barclays International and Head Office (excluding Group Service Company) will remain in the BBPLC Group. There are certain differences in the financial results of these operating segments at the Barclays Group level compared to the BBPLC Group level, in particular due to funding structures, the Group Service Company and cash flow hedging, which primarily impact the results of operations in Head Office.

(2)	Basis of preparation

The sources of the Pro Forma Financial Information are: (i) the 2017 Financial Statements, (ii) internal management financial information reported for Barclays UK, consistent with the 2017 Financial Statements, and (iii) management adjustments, to adjust for the centrally managed treasury assets and liabilities to be included in the Proposed Disposal.

The Proposed Disposal represents management’s best estimate of the relevant subsidiaries, businesses, assets and liabilities, which are expected to be transferred by BBPLC to BBUKPLC, in order to comply with UK ring-fencing legislation. The same recognition and measurement principles have been applied as in the preparation of the 2017 Financial Statements in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union.

The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated balance sheet of the BBPLC Group as at 31 December 2017 is presented to show the effect of the Proposed Disposal as if it had occurred on 31 December 2017. The unaudited pro forma condensed consolidated income statement of the BBPLC Group for the year ended 31 December 2017 is presented to show the effect of the Proposed Disposal as if it had occurred on 1 January 2017.

Following the closure of the Non-Core segment on 1 July 2017, certain former Non-Core assets and liabilities were reintegrated into the Barclays UK Business. The effect of these on the income statement for the six months ended 30 June 2017 for the purposes of determining the effect of the Proposed Disposal on the BBPLC Group has not been reflected on the basis that it cannot be reasonably estimated and is expected to be immaterial.

There are no material non-recurring charges or credits (and related tax effects) expected to result directly from the Proposed Disposal.

The Pro Forma Financial Information has been prepared on the following basis:

(a)	Barclays UK is fully reflected within the Proposed Disposal.

(b)	Certain treasury items, currently reported in the Head Office, will be transferred to BBUKPLC Group. This includes income, costs, assets, liabilities and equity associated with funding, risk management and maintaining the liquidity buffer. The assets, liabilities and equity to be transferred are based on the 31 December 2017 balance sheet managed by the Barclays UK treasury function and management adjustments, to adjust for the centrally managed treasury assets, liabilities and equity expected to be included in the Proposed Disposal. This includes the following material items:

i.	£1.4bn of loans and advances to banks primarily representing collateral placed with the Bank of England.

ii.	£23.4bn of liabilities primarily comprised of £14.7bn of debt securities in issue and subordinated liabilities and £8.6bn of repurchase agreements and other similar secured borrowing.

iii.	£15.9bn of equity, including share capital and share premium, and other equity instruments, reflecting management’s current expectation regarding the level of capital required by BBUKPLC Group.

iv.	The BBPLC Group treasury function currently hedges Barclays UK interest rate risk. Following the Proposed Disposal, new external hedges would be put in place for both BBPLC Group and BBUKPLC Group. These new hedges, with associated new hedge accounting arrangements, would be executed based on prevailing interest rates at the time of the Proposed Disposal and therefore the Pro Forma Financial Information (which is based on 1 January 2017 interest rates) may not be fully reflective of such new hedge arrangements. The Pro Forma Financial Information includes as part of the Proposed Disposal, an estimated reduction of £0.3bn in net interest expense, when compared to Barclays UK.

(c)	Transactions internal to the 2017 Financial Statements becoming external to BBPLC Group. This includes:

i.	£1.9bn increase in reverse repurchase agreements offset by a £1.9bn decrease in cash at central banks.

ii.	£8.4bn increase in derivative assets and £8.4bn increase in derivative liabilities and deposits from banks and customer accounts (which includes cash collateral).